

May 21, 2015

<u>Via E-Mail</u>
Dennis J. Hickey
Principal Financial Officer
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022

      Re: Colgate-Palmolive Company
            Form 10-K
            Filed February 19, 2015
            File No. 1-00644

Dear Mr. Hickey:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Terence O'Brien

                                   Terence O'Brien
                                   Accounting Branch Chief